

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 3561

June 30, 2009

William Lewis
Chief Executive Officer
Hall Tees, Inc.
7405 Armstrong
Rowlett, Texas 75088

> Re: **Hall Tees, Inc.
> Amendment No. 2 to
> Registration Statement on Form S-1
> Filed on June 4, 2009
> File No. 333-150829**

Dear Mr. Lewis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update your financial information as of the most recent date of your financial statements. For example please update the last risk factor on the bottom of page five.

Risk Factors, page 5

2. We note your response to comment six of our letter dated November 12, 2008. We also note that you have adjusted the minimum amount of your offering. We note that you have not filed a revised form of subscription agreement. Please advise or revise.

3. We note your response to comment six in which you indicate that uncashed subscription funds will be held in a company safe. If you believe these funds would be outside the reach of your creditors, please explain the legal basis for your belief in the cover letter to the next amendment. Otherwise, please add a risk factor.

Description of Business, page 12

4. We note that you have removed the discussion of your distribution process on page 13, the discussion of your principal products and markets on page 14, and your principal suppliers on page 14. Please revise to discuss your methods of distribution, your principal products and markets, and the names of your principal suppliers. See Items 101(h)(4)(i), (ii) & (v) of Regulation S-K.

MANAGEMENTS DISCUSSION AND PLAN OF OPERATION, page 16

5. We note that your managements discussion and plan of operation only includes disclosures for the three months ended March 31, 2009. Please discuss your financial condition, changes in financial condition and results of operations for the fiscal years ended December 31, 2008 and 2007. See Item 303(a) of Regulation S-K and SEC Release 33-8350 for guidance.

6. We do not understand the last sentence of the first paragraph under the "Liquidity" section. Please explain or revise.

7. We note your response to comment nine of our letter dated November 12, 2009. Please indicate the general purpose of your capital lease commitment. See Item 303(a)(2)(i) of Regulation S-K.

8. As appropriate please describe the equipment that is the subject of your capital lease in your business section.

9. Please file your capital lease as an exhibit to your next amendment.

10. We also note that you have removed the statement that "There are no other known material trends, favorable or unfavorable, in our capital resources requirements." Please revise to describe any known material trends, favorable or unfavorable, in

your capital resources. See Item 303(a)(2)(ii) of Regulation S-K.

11.   We note your response to comment 10 of our letter dated November 12, 2008. Please clarify the dates corresponding to each piece of information discussed in your section "Material Changes in Financial Condition."

12.   We note that your net accounts receivable increased by 40% to $8,411 while your allowance for doubtful accounts remained unchanged at $6,864 as of March 31, 2009. Please revise to discuss the material change in your accounts receivable balance and explain how you determined that the allowance for doubtful accounts did not need to be adjusted. Please discuss the judgments and uncertainties that are associated with the methods and assumptions used to estimate the allowance for doubtful accounts.

13.   In your discussion of "Material Changes in Results of Operations" please describe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case, indicate the extent to which income was so affected. For example please include numerical information in your net loss discussion in the last paragraph of page 17. See Item 303(a)(3)(i) of Regulation S-K.

REMUNERATION OF DIRECTORS AND OFFICERS, page 19

14.   Please reconcile your disclosure on page 19 that your sole officer "has no employment contract with the company" with your disclosure regarding payments for contract services to the president on page 20.

15.   We note that you have removed the summary compensation table from page 19 of your latest amendment. Please include the summary compensation table in the format required by Item 402(n) of Regulation S-K.

16.   Please file your management services contract with Mr. Lewis as an exhibit to your next amendment.

Consolidated Statement of Operations, page F-2

17.   We note that you did not record any interest expense for the three months ended March 31, 2009. However, you recorded a capital lease obligation during 2008 for a total of $29,220 which includes interest payments at 12%. Please revise your interest expense or explain why a revision is not necessary.

Item 5. Exhibit

18.   We note that some exhibits were filed with your first amendment but were not

William Lewis
Hall Tees, Inc.
June 30, 2009
Page 4

listed in the exhibit index of your most recent amendment. For example Exhibit 10.1 Share Exchange Agreement, Exhibit 10.2 Advances Agreement, and Exhibit 21.1 Subsidiaries of Registrant are not listed in the Exhibit Index of your most recent amendment. The exhibit index should include all exhibits to a registration statement. Please revise.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. In your responses, please include the page numbers of the amendment where we can find the changes. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Raquel Howard at (202) 551-3291 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or John Reynolds at (202) 551-3790 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: J. Hamilton McMenamy, Esq.
        Fax (214) 550-8179